

April 2, 2015

<u>Via E-mail</u>
Mr. David A. Brooks
Chief Operating Officer, General Counsel and
Secretary
Ashford Hospitality Trust, Inc.
14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254

> **Re:** **Ashford Hospitality Trust, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 26, 2015**
> **File No. 001-31775**

Dear Mr. Brooks:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. The filing was incorrectly tagged as PRE14A. Preliminary proxy statements related to a contested solicitation should be tagged PREC14A. Please file your next preliminary proxy statement submission using the EDGAR header tag PRER14A to reflect the contested nature of the election. When you submit your definitive proxy statement, please ensure that you use the EDGAR header tag DEFC14A.

2. Please disclose the planned solicitation by UNITE HERE.

3. Please provide a brief summary of the pending litigation involving proposals submitted by UNITE HERE for consideration at the 2015 annual meeting, including the relief sought by the company. Please discuss what actions you will take with respect to

proposals based on the outcome of the litigation. Please also note our subsequent comment 10.

4. Please supplementally advise us, with a view toward revised disclosure, how the company intends to treat votes submitted by UNITE HERE on proposals 1, 3 and 4 pursuant to proxy authority granted by shareholders using UNITE HERE's proxy card in the event the court grants the declaratory relief sought by the company prior to the annual meeting.

5. Please clearly mark your proxy statement and form of proxy as preliminary. See Rule 14a-6(e)(1).

Counting of Votes, page 2

6. Given that the voting standard for proposals 2 and 5 is a majority of outstanding shares, broker non-votes and abstentions would appear to have the same effect as a vote against proposals 2 and 5. Please advise us how you determined that broker non-votes and abstentions will not affect the outcome of the vote on such proposals.

Proposal Number One - Election of Directors, page 5

7. Disclosure states that "[i]f any nominee becomes unable to stand for election as a director … proxies will be voted for a replacement nominee if one is designated by our board of directors." Please clarify whether you are reserving the right to nominate substitute nominees before the meeting. If so, please confirm that you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve, if elected, and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Proposal Number Five - Approval of Amendment to Our Bylaws …, page 58

8. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for any such opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis. Please re-characterize as your opinion and provide support for the following:

   • "It appears the union is endeavoring to … inflict economic damage on the company …."

   • The union's proposals appear to be made for no purpose other than to obtain advantage in the labor dispute …."

- "[S]ome stockholders in the past have abused the Stockholder Proposal process by submitting frivolous Stockholder Proposals with the true intent of interfering with the board's management of the business …."

9. On page 59, disclosure indicates that approval of proposal 5 requires the affirmative vote of the holders of a majority of all of the votes cast at the annual meeting. Please reconcile this with the disclosure on page 3 that the affirmative vote of a majority of outstanding shares will be required to approve proposal 5.

Other Proposals, page 60

10. Disclosure indicates that the proxies intend to exercise their discretionary authority to vote on any stockholder proposals submitted at the 2015 meeting as permitted by Rule 14a-4(c) and not included in this proxy statement. Please disclose whether you intend to exercise discretionary authority to vote on UNITE HERE proposals and, if so, provide us supplementally with an analysis of the applicability of Rule 14a-4(c).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. David A. Brooks
Ashford Hospitality Trust, Inc.
April 2, 2015
Page 4

        You may contact me at (202) 551-3589 or Mellissa Campbell Duru, Special Counsel, at (202) 551-3757 if you have any questions regarding our comments.

                                        Sincerely,

                                        /s/ Tiffany Piland Posil

                                        Tiffany Piland Posil
                                        Special Counsel
                                        Office of Mergers and Acquisitions

cc: Via E-mail
        Richard M. Brand, Esq.
        Kirkland & Ellis LLP